SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:   'Document sent to National Storage Mechanism'

AVIVA PLC

Aviva plc has submitted to the National Storage Mechanism, a copy of a letter previously sent to members of the Aviva Scrip Dividend Scheme in respect of administrative changes to the terms and conditions arising as a result of the change of the Company's Registrar to Computershare Investor Services PLC, along with a copy of the updated terms and conditions.

These documents will shortly be available for inspection at www.hemscott.com/nsm.do

Printed copies of the updated terms and conditions can be obtained by contacting the Company's Registrar, Computershare Investor Services PLC, on 0871 495 0105* or by email to AvivaSHARES@computershare.com, or by writing to the Group Company Secretary, Aviva plc, St Helen's, 1 Undershaft, London EC3P 3DQ.

-ends-

4 November 2011

Contacts:

Russell Tullo, Deputy Group Company Secretary
Telephone - 020 7662 0519

Liz Nicholls, Assistant Company Secretary
Telephone - 020 7662 8358

* Lines are open from 8.30am to 5.00pm, Monday to Friday UK time.  If you are calling from outside the UK, please call +44 117 378 8361.

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ

Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date   04 November, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary